Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SECURES SALE AND LEASEBACK AGREEMENT FOR NEWBUILDING LR1 TANKER

ATHENS, GREECE, March 17, 2026 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a separate wholly-owned subsidiary, it has entered into a sale and leaseback agreement with an unaffiliated third party for its previously announced LR1 tanker newbuilding vessel, to be named M/T P. San Francisco (the “Vessel”), currently under construction at Jiangsu New Yangzi Shipbuilding Co., Ltd. and scheduled for delivery in early 2027.

The bareboat financing amount totals US$37.8 million. As part of this agreement, the Vessel will be sold and then chartered back to the Company on a bareboat basis for a ten-year period starting from delivery from the shipyard. The bareboat charter includes 120 monthly installments equivalent to US$5,451 per day, with an implied interest rate of Term SOFR plus 2.00% per annum. Additionally, a balloon payment of approximately US$18.1 million will be due together with the last installment. The Company has continuous options to repurchase the Vessel at predetermined rates following the second anniversary of the bareboat charter.

Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are pleased to announce the new financing arrangement for our LR1 newbuilding, secured almost one year ahead of the vessel’s expected delivery date. The financing represents 70% of the vessel’s contract price and an even lower leverage level when considering current market values for modern LR1 newbuilding tankers, while maintaining a conservative cashflow breakeven level of US$22,200 per day.

“As previously announced, the vessel has been chartered to Mercuria Energy Trading S.A. for a firm period of four years upon delivery, at a daily gross charter rate of US$23,750, providing coverage above the vessel’s daily cashflow breakeven, with options to extend the charter for up to three additional one-year periods. This financing is consistent with our strategy of fleet renewal, fleet deployment and balanced financial management.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts including with respect to employment of our fleet and vessel deliveries. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war between Israel and the U.S. and Iran and the consequent disruption of shipping routes, war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to armed conflict, accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.